Exhibit 7.02

                                  May 28, 2006


Board of Directors
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas  77002

Gentlemen:

         Together with senior management, co-founder Bill Morgan, Board members Fayez Sarofim and Mike Morgan, and investment partners GS Capital Partners, AIG, The Carlyle Group, and Riverstone Holdings LLC, I am pleased to offer to acquire all of the outstanding shares of common stock of Kinder Morgan, Inc. (the "Company") at a cash purchase price of $100 per share.

         We believe that our offer is fair and in the best interest of the Company and its public shareholders and that the shareholders will find our proposal attractive. This offer represents a premium of 18.5% over the closing price of the Company's common shares on May 26, 2006. The acquisition would be in the form of a merger of the Company with a new acquisition vehicle that we would form.

         I would continue as Chairman and CEO following the transaction, and we also expect that the Company's senior management team would remain in place. We clearly anticipate continuing to run the business in accordance with our current practice and maintaining the Company's valuable employee base, which we view as one of its most important assets.

         I would expect to reinvest 100% of my equity ownership through this transaction. My reinvestment, when combined with the investment expected to be made by other members of senior management and by each of Fayez Sarofim and Bill and Mike Morgan, would have a value of approximately $2.8 billion based on the proposed transaction price. In addition to this substantial reinvestment, the transaction would be financed through a combination of (1) approximately $4.5 billion of equity that would be provided by affiliates of and investment funds managed by GS Capital Partners, affiliates of AIG and funds managed by AIG Global Investment Group, funds managed by The Carlyle Group and funds managed by Riverstone Holdings LLC and (2) approximately $14.5 billion of funded indebtedness. We have received a "highly confident" letter from Goldman Sachs Credit Partners, L.P. stating that it is highly confident of its ability to raise the debt necessary to complete the transaction. A copy of the letter is enclosed herewith.

         We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. We are preparing a draft merger agreement that we will provide to you shortly. The familiarity of our management team with the Company means that we will be in a position to finalize the merger agreement very quickly. We do not anticipate that any regulatory approvals will be impediments to closing.

         We expect that you will establish a special committee of independent directors to consider our proposal on behalf of the Company's public shareholders and to recommend to the Board whether to approve the proposal with its own legal and financial advisors to assist in its review. We would welcome

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the opportunity to present our proposal to the special committee as soon as possible.

         Of course, no binding obligation on the part of the Company or any of the undersigned shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and recommended by the special committee and approved by the Board of Directors is executed and delivered.

         Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company's public shareholders. Should you have any questions, please contact us.

                                                 Sincerely,

                                                 By: /s/ Richard D. Kinder
                                                     --------------------------
                                                     Richard D. Kinder



GS CAPITAL PARTNERS V FUND, L.P.
By:  GSCP V Advisors, L.L.C., its general partner

By: /s/ Henry Cornell
    ---------------------------------------------
    Name: Henry Cornell
    Title: Managing Director


AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP.

By: /s/ Brian Schreiber
    ---------------------------------------------
    Name: Brian Schreiber
    Title: Managing Director


CARLYLE PARTNERS IV, L.P.
By: TC Group IV, L.P., its general partner
By: TC Group IV, L.L.C., its general partner
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C.

By: /s/ Allan M. Holt
    ---------------------------------------------
    Name: Allan M. Holt
    Title: Managing Director


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
CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
By: C/R Energy GP III, LLC

By: /s/ David M. Leuschen
    ---------------------------------------------
    Name: David M. Leuschen
    Title: Authorized Person

By: /s/ Pierre F. Lapeyre, Jr.
    ---------------------------------------------
    Name: Pierre F. Lapeyre, Jr.
    Title: Authorized Person



























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